
                                                FILED PURSUANT TO RULE 424(b)(3)
                                              REGISTRATION FILE NUMBER 333-39425

PROSPECTUS

                        GLOBALDIGITALCOMMERCE.COM, INC.

                        1,150,000 shares of common stock

   This prospectus relates to our offering of up to 1,150,000 shares of common stock issuable upon exercise of outstanding redeemable warrants that were issued in our initial public offering. Each of the warrants entitles the holder to purchase one share of common stock for $2.00. Subject to earlier redemption, the warrants are exercisable until February 24, 2003.

   We may redeem the warrants for $.01 per warrant, on not less than 30 days' written notice, if the last sale price of our common stock is at least $3.00 per share for 20 consecutive business days ending on the third day prior to the date on which we give notice of the redemption.

   Our common stock and the warrants are traded on the OTC Bulletin Board under the symbols "GDXX/GDXX.OB" and "GDXXW/GDXXW.OB," respectively. On November 8,
2000, the last reported sales prices of the common stock and warrants were $0.23 and $0.01, respectively.

   Investing in our common stock involves a high degree of risk. See "Risk
Factors" beginning on page 2.

                               ----------------

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

   This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

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
                                                              Maximum
                                                         Solicitation Agent
                                        Price to Public         Fee          Proceeds to Us
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
Per Share.............................       $2.00             $0.08              $1.92
-------------------------------------------------------------------------------------------
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

   We have agreed to pay to Gilford Securities Incorporated, the underwriter of our initial public offering, a fee of 4% of the exercise price of the warrants in the event of any exercise of the warrants pursuant to solicitation by Gilford under stated conditions. See "Plan of Distribution."

                               ----------------

               The date of this prospectus is November 10, 2000.
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                           SUMMARY TABLE OF CONTENTS

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
                                                                            Page
                                                                            ----
Prospectus Summary.........................................................   1
Risk Factors...............................................................   2
The Warrants...............................................................   6
Use of Proceeds............................................................   6
Plan of Distribution.......................................................   6
Legal Matters..............................................................   7
Experts....................................................................   7
Where You Can Find More Information........................................   7

   You should rely only on the information contained in this document or in the documents to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   Some of the statements in this prospectus constitute forward-looking statements, including those relating to our expectations of future acquisitions and the potential benefit of those acquisitions. In some cases, you can identify forward-looking statements by terms such as may, will, should, expect, plan, intend, forecast, anticipate, believe, estimate, predict, potential, continue or the negative of these terms or other comparable terminology. The forward-looking statements contained in this prospectus involve known and unknown risks, uncertainties and situations that may cause our actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these statements. These factors include those listed under "Risk Factors" and elsewhere in this prospectus.

   Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on these forward-looking statements.

                               PROSPECTUS SUMMARY

   The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this prospectus, including information under "Risks Factors." The shares we are offering involve a high degree of risk and investors should carefully consider the information set forth in "Risk Factors."

                                  The Company

   Our business strategy envisions a multi-phased roll-up transaction, with each phase being comprised of a merger with one or more privately-held companies which provide synergistic business to business e-commerce and information technology services and solutions, as well as a capital infusion from an external source. Our efforts are currently focused on identifying and evaluating potential merger and acquisition targets.

   Through the first quarter of 1999, we were focusing our efforts on Y2K business opportunities. At the end of the first quarter of 1999, we reorganized, changing our primary business focus to the Internet and business to business e-commerce. As a result of this strategic realignment, we completed our Y2K related contracts, closed our four regional offices, and eliminated approximately 14 positions. We currently have no ongoing client engagements or sales and marketing activities.

   We were formed as a limited liability company in California in September 1996 under the name Challenge 2000 International, LLC. We reorganized as a Delaware corporation in September 1997 and changed our name to C2i Solutions, Inc. In December 1999, we changed our name to GlobalDigitalCommerce.com, Inc. Our principal executive offices are located at 10650 Scripps Ranch Boulevard, Suite 210, San Diego, California 92131 and our telephone number is (858) 790-1212.

                                  The Offering

 Maximum Shares Issuable Upon
  Exercise of Warrants............  1,150,000 shares of Common Stock

 Exercise Price...................  $2.00 per share (subject to adjustment)

                                    February 24, 2003 (subject to earlier
 Expiration Date..................  redemption)

 Redemption Rights................  We may redeem the warrants for $0.01 per warrant, on not less than 30 days written
                                    notice, if the last sale price of our
                                    common stock is at least $3.00 for 20
                                    consecutive business days ending on the
                                    third day prior to the date on which we
                                    give notice of redemption.

 OTC Bulletin Board Symbol........  GDXX/GDXX.OB

                                  RISK FACTORS

   In addition to the other information in this prospectus, you should consider the following risk factors before deciding to purchase shares of our common stock. This prospectus contains forward-looking statements which involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, those discussed below.

We have a Limited Operating History and Limited Experience in Internet and E-Commerce Solutions

   We were founded in September 1996, have a limited operating history and are in the development stage. We have limited experience in providing internet or business to business e-commerce solutions. Our operations to date have not produced significant revenues and our decision to refocus on acquisitions means that we will not produce any revenues at least until we are able to complete an acquisition. We may not generate any significant future revenues from the sale of our services or products after any such acquisition.

We Have a History of Operating Losses and Need Additional Financing to Continue Operations

   We have experienced significant operating losses since our inception in September 1996. As of September 30, 2000, our accumulated deficit was $7,334,757. We expect that we will continue to incur operating losses at least until we complete one or more acquisitions with operations sufficient to offset our corporate expense. The auditor's report on our financial statements contains an assumption about our ability to continue as a going concern. We believe that our existing capital resources will enable us to fund our operations only until approximately January 31, 2001. We will be required to obtain additional capital to continue our operations beyond that time. We have no commitments for any future funding, and we may not be able to obtain additional capital in the future. If we are unable to obtain the necessary capital, we will be required to significantly curtail our activities or cease operations. Additionally, while a reduction of operations could prolong our ability to operate, that reduction would adversely affect our ability to implement our acquisition strategy.

We Need to Develop New Products and Services and Will Experience Risks Associated with Potential Unspecified Acquisitions

   To date, we have generated substantially all of our revenues from our now terminated Y2K related activities. As a result of our changed focus, we are pursuing business opportunities in the Internet and business to business e-commerce market through mergers and acquisitions, although no specific acquisitions are ready to be completed or are subject to any binding acquisition agreements. Any such future acquisitions would be accompanied by risks encountered in acquisitions of companies. These risks include, among other things:

  . The assumption of unforeseen liabilities;

  . The difficulty of assimilating the operations and personnel of the acquired companies;

  . Our potential inability to maximize our financial and strategic position by the incorporation of acquired business into our business;

  . The difficulty of maintaining uniform standards, controls, procedures and policies;

  . The potential loss of key employees of the acquiring or acquired companies; and

  . The impairment of relationships with employees, consultants, customers, and suppliers as a result of changes in management.

   We may not be able to complete any acquisitions, and if an acquisition does occur it may either materially and adversely affect us or may not enhance our business. If we proceed with one or more significant acquisitions, we will likely use a substantial portion of our available cash to consummate those transactions. Alternatively, we might issue equity securities as consideration for an acquisition that might result in significant dilution of our existing stockholders' ownership interest. We may also issue debt securities to finance an acquisition, which might reduce the book value and earnings per share of our common stock. Any business acquisitions will likely involve the recognition of significant goodwill and intangible assets on our balance sheet and, as a result, would result in substantial charges against our reported future operating results. Depending on the size, consideration and structure chosen, we may be able to consummate one or more acquisitions without obtaining stockholder approval.

We Do Not Have Any Current Revenue Expectations or Follow-On Business

   As a result of our decision not to pursue additional Y2K projects, we currently have no ongoing projects or expectations of future projects from our previous customers. Our lack of any current revenue generating client relationships will have a material adverse effect on our business, financial condition and results of operations. We will not have any revenues at least until we complete an acquisition.

We Depend on Our Key Personnel, Many of Whom Are Inexperienced in the Transactions We are Contemplating

   Our success will, to a large extent, depend upon the continued services of our executive officers. These personnel have limited experience at managing a business like ours or in evaluating potential strategic alternatives. If we lost the services of any of these executive officers, it could materially and adversely affect us. Our employment agreements with our key personnel may be terminated by either party, with or without cause, with the exception of our agreement with Mr. Whalen. Mr. Whalen's employment agreement, which expires in May 2002, limits our ability to terminate him, except for cause, and provides for six months severance pay, unless Mr. Whalen voluntarily resigns his position.

Our Directors and Officers Can Greatly Influence Decisions Made by Our Stockholders

   Our directors and officers currently control approximately 45% of the voting power and therefore have close to the number of votes required to elect all of our directors. As a result, the directors and officers will be able to significantly influence our business affairs. In addition, our directors and officers will have a substantial portion of all the votes required to amend our Certificate of Incorporation and Bylaws or to approve fundamental corporate transactions involving us, including any required acceptance or rejection of any proposals relating to a merger or an acquisition.

Our Shares Are Illiquid

   Due to our continuing losses, and our inability to raise sufficient additional equity, we failed to meet the requirements for continued listing of our stock on the NASDAQ SmallCap Market and our securities were delisted from the NASDAQ SmallCap Market. Our securities are currently traded on the OTC Bulletin Board and may become subject to the regulations applicable to penny stocks. Investors may find it more difficult to obtain timely and accurate quotes and execute trades in our securities and the liquidity of our securities may be impaired. Before our securities can be listed on the NASDAQ SmallCap Market, we will need to satisfy the more stringent initial listing requirements (which require, among other things, net tangible assets of $4 million and a minimum bid price of $4.00 per share). We may not be able to meet these requirements.

   The SEC has adopted regulations which define a "penny stock" to be an equity security that has a market price (as defined in the regulations) less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the SEC relating to the penny stock market. These rules also require disclosure about current quotations for the securities and about commissions payable to both the broker-dealer and the registered representative. Finally, broker-dealers must send monthly statements to purchasers of penny stocks disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. If our shares were subject to the rules on penny stocks, the market liquidity for these shares would be adversely affected.

Risks Associated with International Expansion

   A key component of our strategy is expansion into international markets. We have very limited previous experience in operating outside of the United States and we may not be able to successfully market, sell and deliver our products and services in the international marketplace. In addition to this uncertainty, there are risks inherent in doing business on an international level, including:

  . More diverse, complex, unfamiliar and unexpectedly changing regulatory requirements;

  . Export restrictions, export controls, tariffs and other trade barriers including cultural and structural impediments to trade;

  . Difficulties in staffing and managing foreign operations;

  . Longer payment cycles;

  . Problems in collecting accounts receivable;

  . Political instability;

  . Fluctuations in currency exchange rates; and

  . Potential adverse tax consequences that could adversely affect our international operations.

   Any of these factors could have a material adverse effect on our business, financial conditions and results of operations.

Purchasers Will Suffer Immediate and Substantial Dilution

   The exercise price of the warrants is substantially higher than the tangible book value per share of our common stock. Investors purchasing shares through exercise of a warrant will therefore incur immediate, substantial dilution. To the extent that other outstanding warrants or stock options are exercised, there will be further dilution.

Potential Adverse Effect of Redemption of Warrants

   We may redeem the warrants, at a redemption price of $.01 per warrant, upon at least 30 days' notice if the last sale price of the common stock is at least $3.00 per share for 20 consecutive business days ending on the third day prior to the date on which we give the redemption notice. If we initiate the process of redeeming the warrants this could pressure the holders to:

  . Exercise the warrants and pay the exercise price at a time when it may be disadvantageous for the holders to do so;

  . Sell the warrants at the then current market price when they might otherwise wish to hold the warrants; or

  . Accept the redemption price, which, at the time the warrants are called for redemption, is likely to be substantially less that the market value of the warrants.

   Lack of qualification or registration of the shares under all applicable state securities laws may mean that we would be unable to issue securities upon exercise of the warrants by some holders, including at the time when the warrants are called for redemption.

Current Prospectus and State Registration Required to Exercise Warrants

   Warrant holders will only be able to exercise the warrants if:

  . A current prospectus under the Securities Act of 1933, as amended, relating to the securities underlying the warrants is then in effect; and

  . Such securities are qualified for sale or exempt from qualification under the applicable securities laws of the states in which the various warrant holders reside.

   We may not be able to maintain the effectiveness of a current prospectus covering the shares underlying the warrants. Also we may not be eligible for exemptions from registration or qualification requirements of those states in which warrant holders reside. The value of the warrants may be greatly reduced if a current prospectus, covering the shares issuable upon the exercise of the warrants, is not kept effective or if such securities are not qualified, or exempt from qualification, in the states in which the warrant holders reside.

Sales of Additional Shares in the Public Market May Affect Stock Prices

   Almost all of our outstanding shares are freely tradable, subject in certain instances to the volume limitations of Rule 144. The sale, or availability for sale, of substantial amounts of common stock in the public market could adversely affect the prevailing market price of the common stock and could impair our ability to raise additional capital through the sale of its equity securities.

We Do Not Anticipate Paying Dividends On The Shares

   We have never paid any cash dividends on our common stock. We anticipate that any future earnings will be retained for use in the business or for other corporate purposes, and we do not anticipate that cash dividends will be paid.

Forward-Looking Statements

   This Prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, including, but not limited to, statements regarding:

  . Our need for additional financing.

  . Our goals regarding acquisitions and the potential benefits of any acquisitions;

  . Our ability to raise the funds needed to continue operations;

   These statements are subject to risks and uncertainties, including those set forth under this caption, and actual results could differ materially from those expressed or implied in these statements. All forward-looking statements included in this prospectus are made as of the date hereof, and we assume no obligation to update any such forward-looking statement or reason why actual results might differ.

                                  THE WARRANTS

   The holder of each of the warrants is entitled, upon payment of the current exercise price of $2.00, to purchase one share of common stock. Unless previously redeemed, the warrants are exercisable at any time until February 24, 2003 as long as at such time a current prospectus relating to the underlying common stock is in effect and the underlying shares of common stock are qualified for sale or exempt from qualification under applicable state securities laws.

   Redemption. We may redeem the warrants on not less than 30 days written notice, at a price of $.01 per Warrant, if the closing bid price of our common stock is at least $3.00 per share for any 20 consecutive business days ending on the third day prior to the date on which we give the redemption notice. In the event of a redemption, warrant holders will automatically forfeit their rights to exercise their warrants unless the warrants are exercised before 5:00 p.m., New York City time on the business day immediately prior to the date set for redemption. If we redeem any warrants, we must redeem all of the outstanding warrants.

   General. The warrants may be exercised upon surrender of the warrant certificate(s) on or prior to the earlier of their expiration or the redemption date at the offices of our warrant agent (American Stock Transfer & Trust Company) with the form of "Election to Purchase" on the reverse side of the certificate(s) filled out and executed as indicated. The completed warrant certificates must be accompanied by payment (in the form of certified or cashier's check payable to the order of GDCC) of the full exercise price for the number of warrants being exercised.

   The warrants contain provisions that protect the holders against dilution by adjustment of the exercise price in the event of stock dividends, stock splits, mergers, sale of substantially all of our assets, and for other extraordinary events. These adjustments enable the warrant holders to obtain the same or equivalent rights which they would have obtained if the warrants had been exercised prior to the event.

   We are not required to issue fractional shares of common stock, and in lieu thereof we will make a cash payment based upon the current market value of such fractional shares. A warrant holder has no rights as a stockholder unless and until the holder exercises the warrant.

                                USE OF PROCEEDS

   Assuming that all warrants are exercised, we anticipate that the net proceeds from the sale of the 1,150,000 shares offered by this prospectus will be approximately $2.1 million after deducting solicitation agent fees and estimated offering expenses payable by us. We expect that net proceeds will be utilized for sales and marketing, working capital and other general corporate purposes. A portion of the proceeds may also be used to acquire or invest in complementary businesses. We have no present commitments or agreements with respect to any acquisition of other businesses. Pending utilization, we intend to invest the net proceeds of this offering in short-term, investment-grade, interest-bearing investments.

Plan of Distribution

   The warrants were issued as part of our initial public offering. We have agreed, to pay to Gilford a fee of 4% of the exercise price for any exercise of the warrants resulting from a solicitation by Gilford, a portion of which may be reallowed to any dealer who is a member of the NASD who solicited the exercise (which may also be Gilford) for each warrant exercise, if:

  . The market price of our common stock at the time of exercise is higher than the exercise price of the warrants; and,

  . The exercise of the warrants is solicited by a member of the National
    Association of Securities Dealers, Inc. as designated in writing on the subscription form on the back of the warrant certificate, and,

  . The warrants are not held in any discretionary account; and,

  . Disclosure of compensation arrangements was made both at the time of our initial public offering and in documents provided to holders of the warrants at the time of the exercise; and,

  . The solicitation of exercise of the warrants was not in violation of Regulation M promulgated under the Securities Exchange Act.

   We have agreed not to solicit warrant exercises other than through Gilford. We have also agreed to indemnify Gilford against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that Gilford may be required to make in respect thereof.

   We have agreed, until February 13, 2003, to recommend and use our best efforts to elect a designee of Gilford, at the option of Gilford, either as a director or as a non-voting advisor to our Board of Directors. If Gilford's designee is elected, the designee will receive the same compensation paid to our other non-management directors for board attendance, and will be entitled to receive reimbursement for reasonable costs incurred in attending board meetings. To the extent permitted by law, we will indemnify Gilford and its designee for the actions of such designee as our director. If we maintain a liability insurance policy affording coverage for the acts of our officers and directors, we will include Gilford and its designee as an insured under such policy. Gilford has not exercised its right to designate a member of our Board of Directors.

   Regulation M promulgated under the Securities Exchange Act may prohibit Gilford from engaging in any market making activities with regard to our securities for the period from five business days (or such other applicable period as Regulation M may provide) prior to any solicitation by Gilford of the exercise of the warrants until the later of the termination of such solicitation activity or the termination (by waiver or otherwise) of any right that Gilford may have to receive a fee for the exercise of warrants following such solicitation. As a result, Gilford may be unable to provide a market for our securities during certain periods while the warrants are exercisable.

                                 LEGAL MATTERS

   The validity of the shares offered hereby has been passed upon by Gray Cary Ware & Freidenrich LLP, San Diego, California.

                                    EXPERTS

   Our financial statements appearing in our Annual Report (Form 10-KSB) for the year ended December 31, 1999, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed with the Securities and Exchange Commission a registration statement on Form S-3, of which this prospectus is a part, under the Securities Act with respect to the shares of common stock offered hereby. This prospectus does not contain all of the information included in the registration statement. Statements contained in this prospectus concerning the provisions of any document are not necessarily complete. You should refer to the copy of these documents filed as an exhibit to the registration statement or otherwise filed by us with the SEC for a more complete understanding of the matter involved. Each statement in this prospectus concerning these documents is qualified in its entirety by such reference.

   We are also subject to the informational requirements of the Securities Exchange Act of 1934. Under the Exchange Act, we file reports, proxy statements and other information with the SEC. The registration statement, including the attached exhibits and schedules, may be inspected and copied at the following public reference facilities maintained by the SEC:

     450 Fifth Street, N.W.     7 World Trade Center   500 West Madison Street
   Room 1024, Judiciary Plaza        Suite 1300              Suite 1400
     Washington, D.C. 20549      New York, NY 10048    Chicago, IL 60661-2511

   Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Copies of the registration statement and the reports, proxy and information statements and other information that we file with the SEC may be obtained from the SEC's Internet address at http://www.sec.gov.

   The SEC allows us to "incorporate by reference" into the prospectus the information we have filed with them. The information incorporated by reference is an important part of this prospectus and the information that we file subsequently with the SEC will automatically update this prospectus. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below and any filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the initial filing of the registration statement that contains this prospectus and prior to the time that we sell all the securities offered by this prospectus:

  . our annual report on Form 10-KSB for the fiscal year ended December 31, 1999, and

  . the description of our common stock contained in our Registration
    Statement of Firm 8-A filed under Section 12 of the Exchange Act, including any amendment or report updating such description.

   You may request a copy of these documents, at no cost, by writing or telephoning us at the following address:

                        GlobalDigitalCommerce.com, Inc.
                         Attention: Investor Relations
                    10650 Scripps Ranch Boulevard, Suite 210
                              San Diego, CA 92131
                                 (858) 790-1212

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